Maslon Edelman Borman & Brand, LLP

	P 612.672.8200 F 612.672.8397	3300 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402-4140
www.maslon.com

February 24, 2012		Bradley A. Pederson Direct Phone: 612-672-8341 Direct Fax: 612-642-8341 Bradley.Pederson@maslon.com

SUBMITTED VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2011
Filed December 29, 2011
File Number 333-56262

Dear Ms. Jenkins:

This letter will respond on behalf of the Company to your comment letter dated January 30, 2012 (the “Comment Letter”) with respect to the above referenced documents filed by the Company (the “Form 10-K”) with the Securities and Exchange Commission (the “Commission”).  To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to your letter. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 1 to the Form 10-K with the Commission (the “Amendment”).

Form 10-K for the Fiscal Year Ended September 30, 2011

General

1.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors  - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or from our website at http://www.sec.gov/edgar/shtml.

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 24, 2012

Please indicate the location of this disclaimer in your response.

In future press releases of the Company that refer to “measured,” “indicated,” or “inferred” resources, the Company will include the cautionary language comparable to the language set forth at the end of your comment.   The Company has updated the home page of its web site, located at www.elcapitanpmi.com, to include the following cautionary language:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (and the press releases uploaded to our website), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from our website or from the SEC's website at http://www.sec.gov/edgar/searchedgar/webusers.htm.

El Capitan Property page 15

2.
Please insert a small scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.  We believe that maps and drawings having the following features would be beneficial:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
  A graphical bar scale or representation of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.
  A north arrow.
  An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
  A title of the map or drawing, and the date on which it was drawn.
  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

On pages 4 and 5 of the Amendment, the Company has inserted two small scale maps showing the location and access to the Company’s property located near Capitan, New Mexico (the “El Capitan Property”), which include the foregoing recommended features. The Company has determined that its property located in Mohave County, Arizona (the “COD Property”) is not a material property of the Company at this time. Therefore, the Company has not inserted comparable maps for the COD Property in the Amendment.

3.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 24, 2012

  A description of all interests in your properties, including the terms of all underlying agreements and royalties.
  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.  If necessary please provide this information as an exhibit to your filing.
  A description of the equipment, infrastructure, and other facilities.
  The current state of exploration of the property, including a summary of all sampling and drilling your company has performed on the property.
  The total costs incurred to date and all planned future costs.
  The source of power and water that can be utilized at the property.
You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/terms/industryguides.pdl.

The Company has updated its disclosures regarding the El Capitan Property by including the information referred to below in the Amendment. As mentioned in the response to your Comment 2, the Company has determined that the COD Property is not a material property of the Company at this time.  A statement to such effect has been included on page 9 of the Amendment.  Accordingly, comparable information has not been included for the COD Property.
  A description of all interests in your properties, including the terms of all underlying agreements and royalties.
Pages 5 and 6 of the Amendment, under the caption “Description of Interests,” provides a description of the interests of the Company in the El Capitan Property as follows:

 “The El Capitan Property is owned by El Capitan, Ltd., an Arizona corporation (“ECL”) and subsidiary of the Company. The property originally consisted of four (4) patented and nine (9) Bureau of Land Management (“BLM”) lode claims; a mineral deposit is covered by these claims. The lode claims, known as Mineral Survey Numbers 1440, 1441, 1442 and 1443, were each located in 1902 and patented in 1911. On January 1, 2006, ECL finalized the purchase of the four patented mining claims on the property, which constitute approximately 77.5 acres in the aggregate.

The El Capitan Property originally consisted of approximately 200 acres of mineral lands bounded by the Lincoln National Forest in Lincoln County, New Mexico. During October and November 2005, based upon recommendations from our consulting geologist, we staked and claimed property surrounding the El Capitan site located in Lincoln County, New Mexico, increasing the total claimed area to approximately 10,000 acres.  In August 2006, we reduced the number of claims to cover approximately 7,400 acres, and in August 2009, we reduced the number of claims to approximately 2,800 acres based upon continuing geological work and recommendations by our consulting geologist.  In October and November 2011, at the recommendation of the Company’s geological consultant, the Company filed an additional 36 claims of 20 acres each on property adjacent to the Company’s existing claims, aggregating an additional 720 acres.

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 24, 2012

As of September 30, 2011, we own four patented claims, covering approximately 77.5 acres, and 140 lode claims with the BLM covering approximately 2800 acres at the El Capitan Property.  The map set forth on Exhibit 99.1 to this Amendment No. 1 shows the location of our claims on the El Capitan Property as of September 30, 2011.”
  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.  If necessary please provide this information as an exhibit to your filing.
Page 5 of the Amendment sets forth the Mineral Survey Numbers with respect to each of the patented claims of the Company on the El Capitan Property and provides the total number of lode claims (140) currently filed with the Bureau of Land Management.  Exhibit 99.1 of the Amendment contains a graphical depiction of the boundary lines of such patented claims and lode claims.
  A description of the equipment, infrastructure, and other facilities.
Page 9 of the Amendment, under the caption “Description of Equipment,” states that “[f]rom time to time, we have entered into agreements with various contractors to conduct exploration projects on the El Capitan Property. Each of the respective contractors utilizes its own equipment to conduct such exploration and testing or other contracted services, and must provide their own source of power and water to be utilized at the El Capitan Property.”  At this time the Company has not invested in any material infrastructure or other facilities. As stated in the Amendment, the Company’s strategic plan is to sell to or enter into a joint venture with a major mining company with respect to the El Capitan Property, at which time the infrastructure and other facilities to be constructed on the property will need to be addressed.
  The current state of exploration of the property, including a summary of all sampling and drilling your company has performed on the property.
The Amendment, on page 6, prominently discloses that “[w]e currently do not have any detailed plans to conduct further exploration on the El Capitan Property.” Pages 6 and 7 of the Amendment, under the caption “Exploration and Development,” set forth a summary of the sampling and drilling of the Company on the El Capitan Property.
  The total costs incurred to date and all planned future costs.
The total costs incurred to date associated with exploration of the El Capitan Property are set forth on page 6 of the Amendment, under the caption “Exploration and Development.” Given the Company’s current plans to market the El Capitan Property for sale, the Company does not currently have any timetable, budget or plan to conduct further exploration on the El Capitan Property.  Therefore, the Company does not plan to have any material future costs in connection with the exploration of the El Capitan Property and prominently discloses, on page 6 of the Amendment, that “[w]e currently do not have any detailed plans to conduct further exploration on the El Capitan Property.”

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 24, 2012

  The source of power and water that can be utilized at the property.
Page 9 of the Amendment, under the caption “Description of Equipment,” states the following:

“From time to time, we have entered into agreements with various contractors to conduct exploration projects on the El Capitan Property. Each of the respective contractors utilizes its own equipment to conduct such exploration and testing or other contracted services, and must provide their own source of power and water to be utilized at the El Capitan Property.”

4.	Please expand your disclosure concerning the exploration plans for your property pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:
  Disclose a brief geological justification for each of the exploration projects written in non-technical language.
  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity such as geophysics, geochemistry, surface sampling, drilling, etc. for each project.
  If there is a phased program planned, briefly outline all phases.
  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
  Disclose how the exploration program will be funded.
  Identify who will be conducting any proposed exploration work and disclose their qualifications.
The Company has no current detailed plans to further explore the El Capitan Property, based upon its current plans to market the El Capitan Property for sale, and states on page 6 of the Amendment that “[w]e currently do not have any detailed plans to conduct further exploration on the El Capitan Property.” Accordingly, the information regarding exploration plans are not applicable to the Company’s operations at this time.

5.
Additionally, please discuss your quality assurance program associated with the sampling data discussed in this section of your filing.  If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

The Company engages third party consultants to extract and analyze sampling data at the El Capitan Property, and relies upon the quality assurance programs of such consultants.  Accordingly, page 8 of the Amendment states the following:

“The Company engages third party consultants to provide extraction and analysis of samples.  As part of its selection process, the Company takes into account the quality assurance practices of such consultants prior to engagement.  Consequently, the Company has not created an independent quality assurance program.”

6.
We note your disclosure referencing a Canadian National Instrument 43-101 report and that this document is the control document for the presentation of your property to the market for sale.  In this regard, please tell us whether you have filed the report on SEDAR for review by the Canadian authorities.  Based on your response, you may need to reference your technical report as a “geology” or “geologic” report.

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 24, 2012

To date, the Company has not filed a report on SEDAR for review by the Canadian authorities, and it does not currently intend to do so.  Page 8 of the Amendment states that “[t]he Company has not, and does not intend to, file any geological reports on SEDAR for review by Canadian authorities. The geological report will be used solely for purposes of presenting the El Capitan Property to the market for sale.”  All references to the 43-101 Report set forth in the Form 10-K have been revised in the Amendment to refer to a “geological report based upon the standards used in connection with Canadian National Instrument 43-101.”

In connection with this response, the Company hereby acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at (612) 672-8341, or by facsimile at (612) 642-8341.

Regards,

/s/ Bradley A. Pederson
Bradley A. Pederson, Esq.

cc: (via email):	Charles C. Mottley Stephen J. Antol John F. Stapleton William M. Mower